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Exhibit 4.1

                             AMENDMENT NO. 1 TO THE
                  2003 ALTERNATE ENERGY STOCK BENEFIT PROGRAM

         WHEREAS, on July 22, 2003 the Board of Directors adopted and approved the 2003 Stock Benefit Plan; and

         WHEREAS, on February 24, 2004 the Board of Directors sought to amend the 2003 Stock Benefit Plan by increasing the number of shares authorized thereunder.

         NOW THEREFORE, pursuant to the Resolution of the Board of Directors the 2003 Stock Benefit Plan in accordance with Section 14 thereof is amended as follows:

         1. Section 3 is hereby amended increasing the number of shares authorized to be issued under the Plan to Fifteen Million (15,000,000) shares of Common Stock of the Corporation.